U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
Appointment of Agent For Service of Process
And Undertaking
A.	Name of issuer or person filing (“Filer”): Eldorado Gold Corporation

B.	(1) This is [check one]:
☑ an original filing for the Filer
☐ an amended filing for the Filer
(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
C.	Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	Eldorado Gold Corporation
Form type:	Registration Statement on Form F-10
File Number (if known):	333-157478
Filed by:	Eldorado Gold Corporation
Date Filed (if filed concurrently, so indicate):	February 23, 2009, concurrently with Form F-10
     D. Filer is incorporated or organized under the laws of Canada and has its principal place of business at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5, (604) 601-6655.
     E. Filer designates and appoints DL Services Inc. (“Agent”), located at U.S. Bank Center, 1420 5th Avenue, Suite 3400, Seattle, WA 98101-4010, telephone number (206) 903-8800, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
     (a) any investigation or administrative proceeding conducted by the Commission; and
     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on February 23, 2009, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
     F. The Filer stipulates and agrees in connection with the use of Form F-10 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act;
The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
     G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

SIGNATURES
     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Vancouver, British Columbia, Country of Canada this 23rd day of February 2009.

Eldorado Gold Corporation

By:	/s/ Dawn Moss

Name:	Dawn Moss
Title:	Corporate Secretary

Dated: February 23, 2009
     This statement has been signed by the following person in the capacity and on the date indicated:

DL Services Inc. (Agent for Service)

By:	/s/ Sheri L. Berndt-Smith

Name:	Sheri L. Berndt-Smith
Title:	Vice President

Dated: February 23, 2009